Exhibit 99.89

Happy New Year from your friends at Canopy Growth: a year in review

SMITHS FALLS, ON, Jan. 3, 2018 /CNW/—Every year at Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) we reflect back on our progress to keep our investors and stakeholders up to date.

In January 2014 we looked back on calendar year 2013 and our successful efforts to acquire one of the first ever Canadian cultivation licenses and the efforts of our construction teams to hit a Christmas deadline for a Health Canada inspection to bring our production online. As 2013 came to a close we looked excitedly at all we could accomplish in the years to come, with one eye on our dwindling bank accounts wondering if we would ever make it to find out. Thankfully for our shareholders, we did and then some.

Looking back on calendar year 2014, we could proudly reflect on being the first publicly listed federally regulated cannabis company in North America, and the first to complete a bought deal. While access to capital is simpler today, going first is never easy and it took an incredible amount of perseverance to earn investor confidence in the cannabis sector in 2014. Our very first sale occurred in May 2014 and by the close of the year we had expanded the product offering in the Tweed shop to thirteen products by year end. Moving quickly, 2014 was also the year Tweed diversified to become the first owner of both indoor and greenhouse licensed operations, by finalizing the acquisition of Tweed Farms and conducting our first harvest from that site.

Calendar year 2015 began with fewer than 3,000 registered customers. By the mid point of the year Canopy completed the sector’s first acquisition of a licensed entity, acquiring Bedrocan Canada in a management-supported all equity deal. By combining companies and focusing on market share, we were proudly serving more than 8,000 Canadians by year end. 2015 was also the year Tweed became one of the first licensed producers of cannabis oils, and settled into a groundbreaking partnership with DNA Genetics, the world’s most awarded cannabis breeders.

Calendar year 2016 saw another major partnership with iconic cannabis connoisseur Snoop Dogg. The 2016 calendar year saw the start of international expansion with valuable inroads being made in Brazil, Australia and Germany, where we were the first Canadian company granted permission to export dried cannabis flowers to that jurisdiction.

Which brings us to the year that was: 2017.

Through calendar year 2017, Canopy Growth grew its domestic presence across the country to include existing and planned cannabis production facilities in seven Canadian provinces, totaling over 5.6 million sq. ft. of diversified cannabis growing operations. This massive expansion is in part facilitated by leveraging unparalleled greenhouse expertise through two joint ventures: (i) BC Tweed Joint Venture, a two-site development program in partnership with an established BC-based large-scale greenhouse producer led by Victor Krahn; and (ii) a partnership with Quebec-based Les Serres Stephane Bertrand, a multi-generation greenhouse operator with experience in organic production.

Facilities expansion also includes major investments in infrastructure to support extraction, resin refinement and oil production, Softgel capsules, and significant distribution infrastructure to support our own exponential growth. Last year we also launched CraftGrow, a program that leverages all of this infrastructure in a mutually beneficial way by bringing new producers’ products to our existing customers, and have welcomed 9 CraftGrow Partners into this collaborative program.

Canopy Growth’s Canadian Production Platform

Facility	Type	Status	Approx. Size (sq. ft.)
Tweed Hershey Drive	Indoor	168k licensed	450,000

Tweed NFLD	Indoor	Underway	150,000

Tweed NB	Indoor	Underway	50,000

Vert Cannabis (St. Lucien)	Indoor	Licensed	10,000

Vert Cannabis (Les Serres Mirabel)	Hybrid Greenhouse	Underway	700,000

Bowmanville Facility	Indoor	Licensed	60,000

Scarborough Facility	Indoor	Licensed	50,000

Creemore Facility*	Indoor	Licensed	15,000

Tweed Farms	Hybrid Greenhouse	350k licensed	1,000,000

Tweed Grasslands	Indoor	Licensed	60,000

Tweed Edmonton	Indoor	Underway	100,000

Tweed BC Joint Venture – Site 1	Hybrid Greenhouse	Underway	1,300,000

Tweed BC Joint Venture – Site 2	Hybrid Greenhouse	Underway	1,700,000

Total:			5,645,000

*	in partnership with Green House Seeds and Organa Brands

Additionally in Canada and based out of our Yorkton facility, we continue to hold hemp production licenses, unique CBD hemp genetics and proprietary crop-scale processing know-how to ensure that as CBD and hemp laws change, we are positioned to bring large-scale CBD hemp production to market expeditiously.

As we expanded across Canada, commiting hundreds of millions of dollars into our domestic infrastructure, Canopy also continued expanding internationally, anchored by a large scale production facility now licensed pending completion in Denmark, another under construction in Jamaica, and a broad distribution network supplying pharmacies across Germany. Work in Brazil and Chile, as well as in Australia working with leading Australian cannabis company AusCann Holdings, gives Canopy a strong international foundation heading into 2018.

Renewing our brand alliance and partnership with DNA Genetics, the most awarded Cannabis Cup breeders ever, expanding the Leafs By Snoop line to include extracted oils, and creating a collaborative relationship with Organabrands and Green House Seeds separated Canopy Growth from the competition in terms of brand diversification in real, anchored brands in 2017. These relationships will ensure our house of brands remain top of mind for consumers in the legal recreational market and—perhaps more importantly—position Canopy Growth as a veritable one-stop shop for provincial cannabis retailers entering the market in 2018. This win-win offering began to bear fruit late in 2017 when Canopy signed landmark supply deals with the provinces of New Brunswick and Newfoundland and Labrador, including an ability to obtain rare retail licenses in Newfoundland & Labrador.

Canopy maintained its leading market share with more Canadians, approximately 69,000 registered customers as of calendar year-end, choosing Tweed Main Street as their source for medical cannabis. The industry-first TweedMainStreet.com consolidating a number of unique production sites and brands into a single online store, today boasts forty seven unique products and sells a gram every 3.9 seconds on average.

In public markets, Canopy Growth was as always, a sector leader in ethical, responsible growth, generating billions of dollars of value for its shareholders as the best performing stock in Canada on the TSX/S&P Index in 2017. A C$245 million strategic investment from Constellation Brands, widely viewed as a game-changer for the cannabis industry, applied a stamp of approval from a Fortune 500 company as well as a strategic ally that will be invaluable entering the post-prohibition era in Canada.

The Road Ahead in 2018

Can we top 2017? Absolutely, and we will work as hard as we have in years past to do so.

Looking ahead to 2018, global opportunities are becoming increasingly important to overall growth, and are increasingly viable, as laws change around the world. In Europe, Latin America, and the Australian continent, 2018 will be a year of establishing global leadership positions for Spectrum Cannabis and Tweed.

In Europe, licensed production in Denmark will help ensure that the Company can meet the needs of patients and regulators seeking established producers and stable medical cannabis genetics produced in Europe for Europe. On that note, a previous release referred to Spectrum Denmark’s licence as the “first” such license for a Canadian company in the EU, but this was incorrect. Tilray had previously announced it is licensed in Portugal. We look forward to friendly competition as we both bring exciting products to market in Europe. Hi, Zack.

Latin America will mature as a market opportunity in 2018. Existing positions in Chile and Brazil will act as a basis for the region. Similarly, Australian cannabis laws and regulations are being finalized and the Company will work hard to ensure that it can continue to bring its global leadership to this region of the world in 2018. Operating in the United States – or any jusrisdiction without federally permissible cannabis laws—continues to be off limits for Canopy Growth. Operating in the United States represents undue risks and could jeopordize the Company’s ability to attract major institutional investors and could potentially limit future listings on major securities exchanges.

And of course, 2018 will be a historic year in Canada. Canopy plans to capitalize on the opportunities presented by the regulated recreational market, a multi-billion dollar opportunity. It will do so by continuing to grow quality products presented by brands people know and trust, all while maintaining a supply of these products supported by a massive production platform.

Our recipe for success has been built on going to where the puck will be and creating opportunity through leadership. From its inception, the management of Canopy Growth Corporation has been steadfastly focused on establishing authentic brands that resonate; building the diversified capacity to support those brands in a rapidly growing market; leading the Canadian cannabis sector with integrity to push the cannabis dialogue forward; and creating something uniquely Canadian that we can proudly bring to the world.

In 2018, the roadmap designed in Canada will be deployed ambitiously here in Canada and around the world.

Here’s to Future Growth in 2018 and Beyond.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2018/03/c7982.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 08:20e 03-JAN-18